UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4	Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5
1. Name and Address of Reporting Person* DOBBS, HERBERT H.	2. Issuer Name and Ticker or Trading Symbol TORVEC, INC. ("TOVC")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 448 WEST MARYKNOLL ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 9/17/02		X Director 10% Owner Officer (give) Other (specify below) title below)
(Street) ROCHESTER HILLS, MI 48309				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
$.01 Par Value Common Stock	9/17/ 2002	S		1,150	D	5.00	339,850	D

          SEC 1474 (3-00)

FORM 4 (continued)     TABLE II-Derivative Securities Acquired, Disposed of, or Beneficiary Owned
          (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3.Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ (Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Seriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Onwer- ship Form of Deriv- ative Security: Direct (d) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
							Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
Nonqualified Stock Options	-	-	-	-	-	-	01/01 1998	12/31 2007	$.01 ParVal CommonStock	100,000	-	D*

Explanation of Responses:

*     Exercisable in increments equal to 20% of options granted during each of the first 5 years of option term, on a cumulative basis

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.             /S/ HERBERT H. DOBBS     17 September 2002
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                           **Signature of Reporting Person          Date

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